Exhibit 99.5

NiCE Named to Fast Company’s Annual List of the World’s Most Innovative
Companies of 2026

Ranked 11th in the Applied AI category, NiCE joins the ranks of Google, Nvidia,
Adidas, Walmart, and more

Hoboken, N.J., March 24, 2026 – NiCE (Nasdaq: NICE) today announced that it has been named to Fast Company’s prestigious list of the World’s Most Innovative Companies of 2026. This year’s list shines a spotlight on businesses that are shaping industry and culture through their innovations. NiCE ranked 11th in the Applied AI category in this list, alongside a total of 720 recognized honorees across 59 sectors and regions.

A pivotal milestone in 2025 was the acquisition of Cognigy, which strengthened NiCE CX AI capabilities and accelerated its leadership in customer experience automation. With this acquisition, NiCE uniquely combines market-leading CCaaS and conversational AI in a single, fully AI-native CX platform – unifying human-assisted engagement, autonomous, self-service and agentic orchestration on a single data foundation.

“Two principles guide us forward: speed and focus,” said Scott Russell, NiCE CEO. “We are moving decisively to extend our market leadership into the era of agentic AI, leveraging our unified AI-native platform and deep domain expertise to redefine customer experience.”

The World’s Most Innovative Companies is Fast Company’s hallmark franchise and one of its most anticipated editorial efforts of the year. To determine honorees, Fast Company’s editors and writers review companies driving progress around the world and across industries, evaluating thousands of submissions through a competitive application process. The result is a globe-spanning guide to innovation today, from early-stage startups to some of the most valuable companies in the world.

“Our list of the Most Innovative Companies is about spotlighting organizations that don’t just adapt to change—they drive it,” said Brendan Vaughan, editor-in-chief of Fast Company. “The companies we honor this year are redefining what leadership looks like in 2026, pairing bold ideas with measurable impact and turning breakthrough innovation into real-world value. They are setting the pace for their industries and offering a blueprint for what sustained innovation can achieve.”

The full list of Fast Company’s Most Innovative Companies honorees can now be found at fastcompany.com. It will also be available on newsstands beginning March 31, 2026.

Fast Company will host the Most Innovative Companies Summit and Gala for honorees on May 19 in New York City. The summit features a day of inspiring content, followed by a creative black-tie gala including networking, a seated dinner, and an honoree presentation.

About Fast Company
Fast Company is the only media brand fully dedicated to the vital intersection of business, innovation, and design, engaging the most influential leaders, companies, and thinkers on the future of business. Headquartered in New York City, Fast Company is published by Mansueto Ventures LLC, along with fellow business publication Inc. For more information, please visit fastcompany.com

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.